Second Quarter 2004 R e p o r t t o s h a r e h o l d e r s

Scotiabank reports record results

Second quarter highlights compared to the same period a year ago:

–	Net income of $786 million, compared to $596 million, up 32%

–	Earnings per share (diluted) of $0.75, compared to $0.56(1)

–	Return on equity of 21.8% versus 17.2%

–	Tier 1 capital ratio of 11.2%, compared to 10.3%

Quarterly dividend increased 5 cents to 30 cents per common share

Toronto, June 1, 2004 - Scotiabank reported record earnings in the second quarter of 2004 with net income of $786 million. Earnings per share (diluted) were $0.75, up from $0.56 in the second quarter of 2003. Return on equity was strong at 21.8%. This quarter’s results included a gain of $125 million ($81 million after tax, or 8 cents per share) from the sale of a portion of the Bank’s investment holding in Shinsei Bank in Japan.

     “This quarter we benefited from our strategy of maintaining a diversified growth platform – all three of our businesses made great contributions,” said Rick Waugh, President and CEO. “Along with substantial gains on investment securities, there was growth in both mortgage volumes and market share in Canada, as well as in retail brokerage and investment banking. Our international operations also performed well, in particular, in Mexico and the Caribbean.

     “Compared with the second quarter of 2003, there were significant reductions in both our credit losses and net impaired loans. This favourable credit position reflects the economic recovery we’ve seen in North America.

     “The Bank’s capital position continues to be very strong, allowing us to increase the quarterly dividend payable to shareholders to 30 cents, up 36% over last year. This continues our 12-year record of consecutive dividend increases. The Bank’s Tier 1 ratio has risen significantly to 11.2%, while the tangible common equity ratio, at 9.4%, remains higher than any other major Canadian bank. The strength of our capital position gives us a broad range of options for future growth and enables us to continue to increase returns to shareholders.”

     For the six-month period ended April 30, 2004, net income was $1,490 million, compared to $1,191 million in the same period last year, an increase of 25%. Earnings per share (diluted) were $1.42 versus $1.11, and return on equity was 20.6% compared to 16.9%.

Year-to-date performance versus our 2004 targets was as follows:

1.	TARGET: Earn a return on equity (ROE) of 16% to 19%. In the first six months, Scotiabank earned a ROE of 20.6%.

2.	TARGET: Generate growth in earnings per common share of 10% to 15% per year. Our year-over-year growth in earnings per share was 28%.

3.	TARGET: Maintain a productivity ratio of less than 58%. Scotiabank’s performance was 54.3%, one of the best in the financial sector.

4.	TARGET: Maintain strong capital ratios. At 11.2%, Scotiabank’s Tier 1 capital ratio remains among the highest of the Canadian banks and strong by international standards.

(1)	Adjusted for the April 2004 stock dividend. Refer to footnote (2) on page 2.

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 19 for details.	Scotiabank Second Quarter Report 2004 1

Financial Highlights

	As at and for the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited)	2004	2004	2003	2004	2003
Operating results ($ millions)
Net interest income (TEB(1))	1,558	1,548	1,603	3,106	3,214
Total revenue (TEB(1))	2,807	2,588	2,568	5,395	5,213
Provision for credit losses	130	170	248	300	573
Non-interest expenses	1,523	1,406	1,429	2,929	2,784
Provision for income taxes (TEB(1))	313	251	225	564	521
Net income	786	704	596	1,490	1,191
Net income available to common shareholders	780	684	572	1,464	1,140

Operating performance
Basic earnings per share(2) ($)	0.77	0.68	0.57	1.45	1.13
Diluted earnings per share(2) ($)	0.75	0.67	0.56	1.42	1.11
Return on equity (%)	21.8	19.4	17.2	20.6	16.9
Productivity ratio (%) (TEB(1))	54.3	54.3	55.6	54.3	53.4
Net interest margin on total average assets (%)(TEB(1))	2.21	2.18	2.25	2.20	2.21

Balance sheet information ($ millions)
Cash and securities	81,273	81,578	77,275
Loans and acceptances	179,887	175,680	189,182
Total assets	283,634	281,451	291,700
Deposits	197,641	191,800	189,218
Preferred shares	550	550	800
Common shareholders’ equity	14,857	14,209	13,603
Assets under administration	162,274	167,714	154,884
Assets under management	20,929	20,497	19,640

Capital measures
Tier 1 capital ratio (%)	11.2	10.9	10.3
Total capital ratio (%)	13.6	13.4	12.7
Tangible common equity to risk-weighted assets(3) (%)	9.4	9.2	8.4
Risk-weighted assets ($ millions)	155,679	153,479	159,106

Credit quality
Net impaired loans after general allowance(4) ($ millions)	(104)	12	378
General allowance for credit losses ($ millions)	1,475	1,475	1,475
Net impaired loans as a % of loans and acceptances(4)	(0.06)	0.01	0.20
Specific provision for credit losses as a % of average loans and acceptances	0.30	0.38	0.53	0.34	0.60

Common share information
Share price(2) ($)
High	37.45	34.24	27.90	37.45	27.90
Low	33.38	31.08	24.84	31.08	22.28
Close	35.15	33.75	27.90
Shares outstanding(2) (millions)
Average (basic)	1,011	1,011	1,007	1,011	1,008
Average (diluted)	1,028	1,027	1,023	1,028	1,024
End of period	1,009	1,011 (5)	1,008
Dividends per share(2) ($)	0.25	0.25	0.20	0.50	0.40
Dividend yield (%)	2.8	3.1	3.0	2.9	3.2
Dividend payout ratio(6) (%)	32.4	37.0	35.2	34.5	35.4
Market capitalization ($ millions)	35,452	34,126	28,116
Book value per common share(2)($)	14.73	14.05	13.50
Market value to book value multiple	2.4	2.4	2.1
Price to earnings multiple (trailing 4 quarters)	13.0	13.5	12.6

Other information
Employees	44,294	44,304	43,772
Branches and offices	1,869	1,875	1,846

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.

(1)	The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes (2) and (3) on page 10.

(2)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(3)	Represents common shareholders’ equity and non-controlling interest in the common equity of subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.

(4)	Net impaired loans are impaired loans less the allowance for credit losses, including the general allowance.

(5)	Includes 1.4 million shares held by the Bank’s broker-dealer subsidiary (refer to Note 1 on page 16).

(6)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

2     Scotiabank Second Quarter Report 2004

Message to Stakeholders

Across the Scotiabank Group, our strategy is to build stronger relationships with our existing customers, expand our customer base and build our distribution capabilities in all our channels. Overall, we believe that we continue to have good growth prospects, largely because we have very diversified and sustainable earnings, generated by our three strong growth platforms – Domestic Banking, Scotia Capital and International Banking.

Domestic Banking

Our focus in Domestic Banking is to build volume and grow market share, while leveraging the winning platforms we have in place. We believe that our Domestic platform – our strength in sales and service, and our leading customer and employee satisfaction – gives us the capacity to do this.

     Another key growth driver for us in Canada is our integrated Wealth Management operation. We continue to have success in building our business, as demonstrated by higher mutual funds and retail brokerage growth this quarter compared to last year.

Scotia Capital

In Scotia Capital, we are confident we have in place the processes and disciplines to effectively manage our credit quality going forward. This has contributed in part to the decline in specific provisions this quarter.

     We are also looking at new areas for growth, especially non-lending sources of revenue, and places where we can begin to offer certain products on a global basis. And in both Canada and the U.S., we continue to leverage our long-established client relationships.

International Banking

In International Banking, we have confidence that there are significant growth opportunities in many emerging markets due to the combination of under-utilization of financial services, generally higher economic growth rates and young populations. We see Mexico – where we increased our ownership of Scotiabank Inverlat to 97% during the quarter – along with parts of the Caribbean and Central America as key opportunities for us. Also, over the long term, India, China and Malaysia offer good growth potential.

Economic outlook

Going forward, in the global economy, the U.S. and China are providing the engines of growth – which bodes well for Canada. Over the next year, the prospect of a gradual rise in interest rates, and renewed currency strength in Canada, may dampen but not derail the expansion.

     The combination of economic growth and the strength of our core businesses will help ensure we maintain our record of providing superior results for all our major stakeholders – our shareholders, customers, employees and the communities we serve.

Richard E. Waugh
President and Chief Executive Officer

Scotiabank Second Quarter Report 2004     3

Achievements

Domestic Banking

•	We continue to leverage the successful family of Money Master® high-interest savings products. This quarter, more than 125,000 new accounts were established in the market-leading Money Master® registered product.

•	ScotiaMcLeod Direct Investing turned in strong performance numbers in 2004. Assets grew 40% year over year and, for the five months ended March 31, 2004, new account openings were up 49% versus the same period last year, in part reflecting a successful in-branch RSP acquisition program. As well, trade volumes were up 65% over last year, with a continued shift toward the Internet channel.

•	Scotiabank has realized significant growth in its electronic banking channels. The online customer base and the number of online transactions increased 27% and 47%, respectively, over the same period last year. As well, in the last 12 months, we have increased the number of ABMs by more than 16%, bringing the total to more than 2,500.

Scotia Capital

•	ScotiaMocatta is the new chair of the London Gold Fixing. This is the first time a non-British bank has held the chair in its 85-year history. In addition, ScotiaMocatta was again ranked second globally in both gold and silver in the spot category, and achieved a new #2 ranking in silver in the forwards category in Risk magazine’s Annual Commodity Rankings survey.

•	Scotia Capital was ranked the #9 overall lead arranger, and #1 Canadian lead arranger, in the U.S. syndicated lending market for the first quarter of 2004, according to Loan Pricing Corporation.

•	Scotia Capital acted as exclusive financial advisor on the $364 million privatization of Cara Operations Limited. We also provided a $525 million credit commitment to complete the transaction, along with interest rate swaps.

International

•	We completed the acquisition of a further 6% of the shares of Scotiabank Inverlat, bringing our ownership to 97%. As well, Inverlat was recognized as one of the Top 50 Best Employers in Mexico, by exp Laboral, an important business magazine in Mexico.

•	The co-ordinated efforts of corporate banking officers in Taiwan, Guangzhou and Hong Kong branches resulted in the Bank successfully arranging substantial new credit facilities for Taiwan branch customers expanding their operations in mainland China. Part of the facilities are denominated in China’s local currency, the Renminbi, and represent the first such loan advances since we were granted a local currency license in late 2003.

•	In the Caribbean and Central America, we continue to invest in our delivery network, launching online banking in the Bahamas and Puerto Rico during the quarter. As well, in order to streamline and improve efficiency in our credit card operations in the region, we are moving to a single processing platform. The Bahamas was converted during the quarter, and the remaining units will be completed by year end.

Employees and Human Resources

•	Canadian Business named Scotiabank as one of the top employers for minorities and Aboriginal peoples, among all federally-regulated companies in Canada.

•	Training magazine named Scotiabank one of the Top 100 training organizations globally from 552 companies that were considered for the list this year.

•	Scotiabank has begun a series of focused programs to support the advancement of women to senior leadership roles in the Bank. These efforts include formalized mentoring and networking programs, a series of web-based interviews of senior women across the Bank, and clarification of the career advancement issue to all Scotiabank employees.

Community involvement

•	Ten Scotiabank employees were among the 58 graduates of Altruvest’s BoardMatch Leaders Class of 2004 who are now serving on the boards of 48 registered charities. BoardMatch Leaders provides corporate supporters and program participants with leadership training, strategic business networking opportunities and a unique opportunity to contribute to the community.

•	The third annual Sheena’s Place awareness and corporate fund-raising breakfast, presented by Scotiabank, was held in Toronto on February 5. The event raised $150,000 for this community-based charity, which offers hope and support to people with eating disorders and their families.

•	Canada’s youngest children were the investment of choice for Scotia Capital Inc. and the institutional investment community on February 26. It was the third time Scotia Capital hosted Invest in Kids Day, which raised $1,031,000 by donating institutional equity trading commissions to help Canada’s children get the best possible start in life. This brings the three-year total to $2,549,000.

4     Scotiabank Second Quarter Report 2004

Management’s Discussion and Analysis

Group Financial Performance

Record results of operations were achieved in the second quarter, in part due to strong gains on the sale of investment securities and growth in our international operations. The quarter’s excellent results were achieved notwithstanding the strong year-over-year appreciation of the Canadian dollar against most currencies in which the Bank conducts business – including an 11% rise against the U.S. dollar.

Total revenue

In the second quarter, total revenue (on a taxable equivalent basis) rose significantly to $2,807 million from $2,568 million in the same period a year ago, an increase of $239 million or 9%. Excluding the effect of foreign currency translation, total revenue grew a substantial $416 million or 16%. Along with stronger gains on investment securities, there was notable growth in revenues in retail brokerage and investment banking, as well as continued strength in the Caribbean and Mexico. Compared to the preceding quarter, total revenue rose by $219 million or 8%.

Net interest income

This quarter, net interest income (on a taxable equivalent basis) was $1,558 million, down $45 million or 3% from the second quarter of last year. However, excluding the impact of foreign currency translation, net interest income rose $51 million or 3%. Compared to the prior quarter, net interest income increased $10 million.

     Canadian currency net interest income was unchanged from the same quarter of last year; strong growth in mortgages, other retail lending, business deposits and Money Master accounts was offset by a lower net interest margin. Compared to last quarter, Canadian currency net interest income fell $49 million, mainly as a result of two fewer days in the quarter and a compression of the margin.

     The adoption of new Canadian accounting standards (including hedging relationships and mortgage prepayment fees, as described in Note 1 on page 16) resulted in a net reduction to Canadian net interest income in the quarter, partially offset by gains in foreign currency net interest income and other income.

     Foreign currency net interest income fell $44 million from the same quarter a year ago but, excluding the effect of foreign currency translation, rose $52 million. This increase was primarily due to ongoing growth in the Caribbean and Mexico, and higher North American and European funding spreads, partly offset by lower U.S. corporate banking interest revenues. Quarter over quarter, foreign currency net interest income rose $59 million, driven in part by a wider interest margin, especially in Mexico.

     In the second quarter, the Bank’s total interest margin was 2.21%, relatively stable compared to the same period a year ago and last quarter.

Other income

Other income climbed $284 million or 30% from the second quarter of 2003 to $1,249 million. Excluding the effect of foreign currency translation, other income rose an even greater $363 million or 38%. These revenue increases were across most categories, particularly gains on investment securities (which included a $125 million gain on the sale of a portion of the Bank’s investment holding in Shinsei Bank in Japan), as the Bank took advantage of favourable conditions in equity markets.

     There were also significant increases in revenue from retail brokerage and underwriting, due in part to the stronger equities market, and from deposit and payment services. Compared to last quarter, other income rose 20%, mainly due to higher gains on investment securities, investment banking revenue, retail brokerage fees and securitization revenues.

Non-interest expenses and productivity

Non-interest expenses were $1,523 million in the quarter, an increase of $94 million or 7% compared to the same period of 2003. Excluding the impact of foreign exchange translation, expenses rose $156 million. Notwithstanding these increases, the Bank’s productivity ratio – a measure of the efficiency with which revenues are generated – remained solid at 54.3%.

     Year over year, the change in expenses was mainly attributable to an increase in performance-based compensation, particularly given improved results from investment banking and retail brokerage. As well, pension costs and other staff benefits were above last year primarily from the higher present value of future obligations due to a decline in interest rates. Other expenses rose partly due to increases in mortgage acquisition costs, in line with growth in mortgage volumes, and in general business expenditures.

     Compared to the prior quarter, expenses increased $117 million or 8%, mainly due to higher performance-based compensation, pensions and staff benefits.

Taxes

The Bank’s effective tax rate for the quarter was 22.7%, up from 19.2% for the same period a year ago and 19.4% last quarter. The year-over-year increase mainly arose as a larger portion of the Bank’s earnings was taxed at higher Canadian rates. The effective rate was above the preceding quarter due to a decrease in taxes last quarter from a $24 million revaluation of net future tax assets, as a result of the Ontario government’s reversal of previously enacted tax rate reductions.

Scotiabank Second Quarter Report 2004     5

Non-controlling interest

The deduction for the non-controlling interest in the Bank’s net income was $55 million for the quarter, down $15 million from the same period a year ago, and slightly below last quarter. The year-over-year reduction was due to the effect of the acquisition of the additional 36% of Scotiabank Inverlat on April 30, 2003, partially offset by higher earnings in The Bank of Nova Scotia Jamaica.

Preferred dividends

The preferred dividends paid, which are a deduction to determine the Bank’s net income available to common shareholders, were $6 million in the quarter, down from $24 million in the same quarter of last year and $20 million last quarter. The reductions were due to the redemption of the Series 9 Non-cumulative Preferred Shares on April 28, 2003, and the Non-cumulative Preferred Shares Series 11 on January 28, 2004, as well as the inclusion of related redemption premiums.

Risk management

The Bank’s key risk management policies and practices are unchanged from those outlined on pages 54 to 63 of the 2003 Annual Report.

Credit risk

The total provision for credit losses was $130 million this quarter, a substantial improvement from $248 million in the same period a year ago, and down $40 million from the preceding quarter. Excluding the reversal of provisions related to Argentina last year, the year-over-year decline was $145 million.

     Provisions for credit losses in the domestic retail and commercial portfolios in the second quarter were at similar levels compared to the same quarter in 2003 and to the previous quarter. Credit quality in the retail portfolios remained strong with delinquency ratios trending at or below 2003 levels. The commercial portfolio continued to demonstrate stable credit quality.

     Provisions for credit losses in international operations were also relatively stable compared to last year and the prior quarter.

     In Scotia Capital, the provision for credit losses declined $139 million from the same quarter last year, and was $39 million lower than the previous quarter. Credit quality has continued to improve, in part due to the continuing economic recovery in North America.

     Overall, while loan losses in 2004 are expected to be below 2003 levels, some volatility will likely be experienced from quarter to quarter. As well, if the recent trend in favourable credit conditions continues, this would likely lead to a reduction in the general allowance for credit losses.

     Total net impaired loans, after deducting the allowance for credit losses (both specific and general) were negative $104 million, a substantial improvement from $378 million in the same period a year ago, and a decline of $116 million from the preceding quarter.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In the second quarter of 2004, the average one-day VaR declined to $8.2 million from $8.6 million in the same quarter of last year, due to a reduction in foreign exchange risk, partly offset by an increase in interest rate risk. Compared to last quarter, most of the decrease was associated with lower levels of risk from interest rates and equities.

	Average for the three months ended
Risk factor	April 30	Jan. 31	April 30
($ millions)	2004	2004	2003
Interest rate	$7.0	$8.8	$5.9
Equities	4.5	5.4	4.0
Foreign exchange	1.2	1.4	2.5
Commodities	1.0	1.0	0.5
Diversification	(5.5)	(6.3)	(4.3)

All-Bank VaR	$8.2	$10.3	$8.6

     Trading revenue was positive on more than 87% of the days in the quarter, compared to 93% in the first quarter. No single day’s loss exceeded the one-day VaR.

Liquidity risk

The Bank manages liquidity to ensure it has the ability to generate or obtain funds to meet current and future financial obligations in a cost-effective manner. This involves maintaining sufficient liquid assets, other cash resources and diverse sources of funding.

     Scotiabank obtains funding through a broad range of sources, including retail and commercial deposits, wholesale funding and capital. The Bank also raises term funding through asset securitizations of personal and credit card loans, mortgages and business loans.

     The Bank maintains large holdings of liquid assets to support its operations. As at April 30, 2004, liquid assets were $73 billion, representing 26% of total assets, unchanged from last quarter.

     In the course of its day-to-day activities, the Bank pledges assets to secure an obligation, participate in a clearing or settlement system, or to operate in a foreign jurisdiction. As at April 30, 2004, total assets pledged or sold under repurchase agreements were $40 billion, unchanged from January 31, 2004. The majority of these assets relate to repurchase agreements, as well as pledges for securities borrowing and lending activities.

6     Scotiabank Second Quarter Report 2004

Balance sheet

On April 30, 2004, total assets were $284 billion, a decrease of $8 billion or 3% over the same period last year, primarily due to the appreciation of the Canadian dollar against the U.S. dollar. Excluding the effect of foreign currency translation, International Banking’s operations continued to grow year over year, driven by commercial and retail lending, mainly in Mexico and the Caribbean. Specifically, Scotiabank Inverlat experienced significant annual growth of over 40% in its retail lending portfolios, due in part to an acquisition of a portfolio of retail auto loans.

     In Domestic Banking, retail lending remained very strong, with net growth year over year of $6 billion in mortgages and $3 billion in personal loans. In Scotia Capital, the lending portfolio declined year over year, primarily in the United States and Europe, because of more selective lending, as well as very liquid capital markets. Securities purchased under resale agreements were down $9 billion, partly due to the effect of foreign currency translation.

     Total liabilities decreased $9 billion from the same quarter last year, primarily due to the appreciation of the Canadian dollar against the U.S. dollar. Excluding the effect of foreign currency translation, total deposits rose by $12 billion over the same period. This increase was mainly in domestic operations, in particular from the Bank’s popular Money Master account, which continued to achieve significant growth, up $6 billion from the same quarter of 2003. Also in Domestic Banking, there were higher levels of current accounts. This deposit growth was offset by decreases in the funding of trading operations, including lower obligations related to securities sold under repurchase agreements and a reduction in the market value of the trading derivatives’ liability.

     On a quarter-over-quarter basis, total assets were up $2 billion, driven mainly by mortgages and retail lending growth in Canada, as well as an increase in securities purchased under resale agreements. This was partially offset by a decrease in trading securities.

     The surplus of market value over book value of the Bank’s investment securities was $1,007 million as at April 30, 2004, compared to $1,157 million last quarter end. This reduction was entirely due to gains realized this quarter. The remaining portfolio rose in value, primarily from higher equity values. At the end of the quarter, the unrealized gains included approximately $280 million related to the Bank’s remaining Shinsei holdings.

Capital management

The Bank’s capital ratios continue to be very strong, with the Tier 1 ratio up significantly by 90 basis points from a year ago to 11.2%. This represented a 30 basis point increase from last quarter.

     The tangible common equity ratio (which represents common equity less goodwill and intangibles as a percentage of risk-weighted assets) was 9.4%, up 100 basis points from last year. This ratio remains higher than the corresponding ratios of other major Canadian banks. During the quarter, total shareholders’ equity rose $648 million to $15.4 billion, primarily due to net income after dividends of $527 million.

Dividend

The Board of Directors, at its meeting on June 1, 2004, approved an increase in the quarterly dividend of 5 cents to 30 cents per share, payable on July 28, 2004, to shareholders of record on July 6, 2004. Consequently, the quarterly dividend per common share will rise by more than 36% over last year. This continues the Bank’s excellent track record of growing its annual dividend amount, with increases in 22 of the last 25 years.

Outlook

Overall, we continue to have confidence in the strength of our core businesses and our ability to take advantage of the growing global economy. At the same time, we still face some challenges, namely, margin pressure in Canada, volatility in exchange rates and asset growth in business lending. As well, the exceptional level of securities gains achieved this quarter is not sustainable in the near term. That said, we fully expect to meet our key targets that we have set for 2004.

Scotiabank Second Quarter Report 2004     7

Business Line Review

Domestic Banking

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(1)	2004	2004	2003	2004	2003
Business line income
Net interest income	$901	$877	$861	$1,778	$1,730
Provision for credit losses	(81)	(92)	(77)	(173)	(153)
Other income	424	417	352	841	723
Non-interest expenses	(803)	(764)	(738)	(1,567)	(1,454)
Provision for income taxes	(148)	(139)	(134)	(287)	(288)

Net income	$293	$299	$264	$592	$558

Other measures
Return on equity(2)	32.7%	32.4%	31.0%	32.6%	31.9%
Average assets ($ billions)	$109	$107	$100	$108	$99

(1)	Refer to footnote (2) on page 10.

(2)	Refer to footnote (4) on page 10.

Domestic Banking, which includes Wealth Management, generated net income of $293 million in the second quarter, an increase of $29 million or 11% over last year. Quarter over quarter, net income fell 2%, as higher expenses and the impact of two fewer days this quarter, were partly offset by growth in retail volumes. Domestic earnings represented 37% of the Bank’s total net income this quarter.

     Net interest income rose 5% year over year, mainly from continued strong growth in retail lending, and core retail and business deposits, that also resulted in substantial market share gains. Furthermore, there were higher mortgage prepayment fees. Partly offsetting these factors was a compression of the margin.

     Other income rose a significant $72 million or 21% year over year, with half of the increase arising from higher brokerage and related revenues, reflecting more buoyant equity markets. There were also smaller increases in transaction-based fees, mutual fund revenues and foreign exchange.

     Credit quality remained solid in the retail and commercial loan portfolios.

     Operating expenses rose 9% from the same quarter last year. This growth reflected higher performance-based compensation and pension costs, along with normal salary increases. Also contributing to the rise in expenses were higher mortgage acquisition costs, consistent with volume growth.

     Quarter over quarter, expenses increased 5%, attributable to higher performance-based compensation, and growth in pension costs.

Scotia Capital

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(1)	2004	2004	2003	2004	2003
Business line income
Net interest income	$261	$254	$336	$515	$655
Provision for credit losses	(32)	(71)	(171)	(103)	(395)
Other income	328	332	315	660	664
Non-interest expenses	(268)	(241)	(250)	(509)	(479)
Provision for income taxes	(78)	(71)	(61)	(149)	(138)

Net income	$211	$203	$169	$414	$307

Other measures
Return on equity(2)	20.0%	17.4%	11.5%	18.6%	9.9%
Average assets ($ billions)	$114	$112	$123	$113	$122

(1)	Refer to footnote (2) on page 10.

(2)	Refer to footnote (4) on page 10.

8     Scotiabank Second Quarter Report 2004

Scotia Capital reported net income of $211 million this quarter, a significant $42 million or 25% increase from a year ago, and up $8 million or 4% from last quarter. ROE at 20% for the quarter was well ahead of the levels earned in recent periods. The improvements arose primarily from lower levels of credit losses.

     Total revenues decreased 9% from the same quarter a year ago, reflecting the impact of foreign currency translation and the significant reduction in North American lending volumes. The latter was a result of more selective lending and higher levels of liquidity in the U.S. capital markets. Non-lending revenues, in particular derivatives and underwriting, continued to show a strong performance, up 16% from last year.

     Compared to last quarter, revenues increased a modest 1%. Higher derivative and underwriting revenues were partly offset by lower asset levels in U.S. corporate lending.

     There was a significant reduction of $139 million in credit losses compared to last year, largely in Canada and Europe. As well, loan loss provisions in the second quarter were $39 million lower than last quarter, reflecting a broad-based improvement in corporate lending portfolios.

     Total expenses increased 7% from the previous year and 11% from last quarter primarily due to higher performance-based compensation.

International Banking

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(1)	2004	2004	2003	2004	2003
Business line income
Net interest income	$513	$448	$501	$961	$1,028
Provision for credit losses	(18)	(7)	(3)	(25)	(31)
Other income	197	174	217	371	410
Non-interest expenses	(426)	(390)	(440)	(816)	(851)
Provision for income taxes	(44)	(39)	(66)	(83)	(127)
Non-controlling interest in net income of subsidiaries	(22)	(23)	(38)	(45)	(91)

Net income	$200	$163	$171	$363	$338

Other measures
Return on equity(2)	24.2%	19.4%	21.9%	21.8%	21.0%
Average assets ($ billions)	$49	$48	$53	$48	$55

(1)	Refer to footnote (2) on page 10.

(2)	Refer to footnote (4) on page 10.

Net income for International Banking was $200 million this quarter, a significant increase of $29 million or 17% from last year, notwithstanding the negative effect of foreign currency translation. Excluding the impact of the stronger Canadian dollar, net income rose $64 million or 37% from the same period last year. Compared to last quarter, growth in net income was also very strong at $37 million.

     Scotiabank Inverlat’s contribution increased substantially from last year and last quarter as a result of the continued strong growth in retail loans and deposits, and the recognition of the benefits of tax loss carryforwards. In addition, the acquisition of an additional 36% share of Inverlat in 2003 contributed to the year-over-year increase. The results of the remaining operations in Latin America were below last year as a result of gains on the sale of emerging market securities in that period. Net income fell slightly compared to last quarter.

     Earnings in the Caribbean region increased by more than 35% from both last year and last quarter from strong fee income, and growth in retail loans and deposits across most of the Bank’s operations. In addition, credit losses were significantly lower than prior quarters.

     In Asia, this quarter’s net income fell below last year primarily due to increased credit losses and expenses. Compared to last quarter, results rose slightly.

Scotiabank Second Quarter Report 2004     9

Other(1)

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(2)	2004	2004	2003	2004	2003
Business line income
Net interest income(3)	$(182)	$(99)	$(162)	$(281)	$(334)
Provision for credit losses	1	—	3	1	6
Other income	300	117	81	417	202
Non-interest expenses	(26)	(11)	(1)	(37)	—
Provision for income taxes(3)	22	66	103	88	167
Non-controlling interest in net income of subsidiaries	(33)	(34)	(32)	(67)	(53)

Net income	$82	$39	$(8)	$121	$(12)

Other measures
Average assets ($ billions)	$14	$16	$16	$15	$17

The other segments, which include Group Treasury, reported net income of $82 million for the quarter, versus a loss of $8 million in the same quarter last year and net income of $39 million last quarter. Group Treasury had an exceptional quarter because of the $125 million ($81 million after tax) gain realized on the sale of a portion of the Bank’s investment holding in Shinsei Bank. There were also higher gains on the sale of other investment securities, most notably in equities, as Group Treasury took advantage of opportunities given favourable market conditions. However, there was a decrease in net interest income reflecting lower holdings of investment securities and the mark-to-market adjustment for certain derivatives that did not qualify as hedges under the new accounting rules.

Total

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2004	2004	2003	2004	2003
Business line income
Net interest income	$1,493	$1,480	$1,536	$2,973	$3,079
Provision for credit losses	(130)	(170)	(248)	(300)	(573)
Other income	1,249	1,040	965	2,289	1,999
Non-interest expenses	(1,523)	(1,406)	(1,429)	(2,929)	(2,784)
Provision for income taxes	(248)	(183)	(158)	(431)	(386)
Non-controlling interest in net income of subsidiaries	(55)	(57)	(70)	(112)	(144)

Net income	$786	$704	$596	$1,490	$1,191

Other measures
Return on equity(4)	21.8%	19.4%	17.2%	20.6%	16.9%
Average assets ($ billions)	$286	$283	$292	$284	$293

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	The Bank, like some other banks, analyzes revenues, net interest margin on total average assets and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis. In the presentation of business line results, the corresponding offset is made in the provision for income taxes.

Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures and may not be the same as measures presented by other companies.

(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2004 ($65), January 31, 2004 ($68), and April 30, 2003 ($67), and for the six months ended April 30, 2004 ($133), and April 30, 2003 ($135), to arrive at the amounts reported in the Consolidated Statement of Income.

(4)	For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.

10     Scotiabank Second Quarter Report 2004

Geographic Highlights

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited)	2004	2004	2003	2004	2003
Net income ($ millions)
Canada	$387	$470	$386	$857	$817
United States	91	78	67	169	115
Other international	336	184	159	520	309
Corporate adjustments	(28)	(28)	(16)	(56)	(50)

	$786	$704	$596	$1,490	$1,191

Average assets ($ billions)
Canada	$188	$185	$175	$186	$172
United States	22	25	37	23	39
Other international	74	70	77	72	78
Corporate adjustments	2	3	3	3	4

	$286	$283	$292	$284	$293

Forward-looking statements This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs such as “will,” “should,” “would” and “could.”

     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to complete and integrate acquisitions; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements.

     The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Scotiabank Second Quarter Report 2004     11

Interim Consolidated Financial Statements

Consolidated Statement of Income

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2004	2004	2003	2004	2003
Interest income
Loans	$2,235	$2,300	$2,511	$4,535	$5,133
Securities	674	684	753	1,358	1,487
Deposits with banks	107	98	109	205	231

	3,016	3,082	3,373	6,098	6,851

Interest expense
Deposits	1,101	1,235	1,306	2,336	2,717
Subordinated debentures	27	26	42	53	87
Other	395	341	489	736	968

	1,523	1,602	1,837	3,125	3,772

Net interest income	1,493	1,480	1,536	2,973	3,079
Provision for credit losses (Note 6)	130	170	248	300	573

Net interest income after provision for credit losses	1,363	1,310	1,288	2,673	2,506

Other income
Card revenues	53	61	42	114	97
Deposit and payment services	161	155	142	316	292
Mutual funds	43	41	38	84	79
Investment management, brokerage and trust services	143	125	106	268	217
Credit fees	144	146	171	290	345
Trading revenues	105	152	136	257	293
Investment banking	183	161	144	344	313
Net gain on investment securities	247	70	54	317	65
Securitization revenues	40	28	20	68	71
Other	130	101	112	231	227

	1,249	1,040	965	2,289	1,999

Net interest and other income	2,612	2,350	2,253	4,962	4,505

Non-interest expenses
Salaries and staff benefits	907	841	825	1,748	1,631
Premises and technology	282	281	282	563	556
Communications	60	59	65	119	129
Advertising and business development	53	47	49	100	96
Professional	47	29	41	76	71
Business and capital taxes	36	37	36	73	73
Other	138	112	100	250	197
Loss on disposal of subsidiary operations	—	—	31	—	31

	1,523	1,406	1,429	2,929	2,784

Income before the undernoted	1,089	944	824	2,033	1,721
Provision for income taxes	248	183	158	431	386
Non-controlling interest in net income of subsidiaries	55	57	70	112	144

Net income	$786	$704	$596	$1,490	$1,191

Preferred dividends paid and other	6	20	24	26	51

Net income available to common shareholders	$780	$684	$572	$1,464	$1,140

Average number of common shares outstanding(1) (millions):
Basic	1,011	1,011	1,007	1,011	1,008
Diluted	1,028	1,027	1,023	1,028	1,024

Earnings per common share(1) (in dollars):
Basic	$0.77	$0.68	$0.57	$1.45	$1.13
Diluted	$0.75	$0.67	$0.56	$1.42	$1.11

Dividends per common share(1) (in dollars)	$0.25	$0.25	$0.20	$0.50	$0.40

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

The accompanying notes are an integral part of these consolidated financial statements.

12     Scotiabank Second Quarter Report 2004

Consolidated Balance Sheet

	As at
	April 30	January 31	October 31	April 30
(Unaudited) ($ millions)	2004	2004	2003	2003
Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$1,417	$1,361	$1,373	$1,312
Interest-bearing deposits with banks	16,668	15,363	17,111	15,554
Precious metals	2,627	2,127	2,097	1,877

	20,712	18,851	20,581	18,743

Securities
Investment	18,377	18,288	20,293	20,023
Trading	42,184	44,439	42,899	38,509

	60,561	62,727	63,192	58,532

Loans
Residential mortgages	63,829	62,583	61,646	57,300
Personal and credit cards	28,432	27,046	26,277	24,647
Business and governments	62,485	63,155	64,313	72,931
Securities purchased under resale agreements	21,225	19,266	22,648	30,269

	175,971	172,050	174,884	185,147
Allowance for credit losses (Note 6)	3,303	3,257	3,217	3,576

	172,668	168,793	171,667	181,571

Other
Customers’ liability under acceptances	7,219	6,887	6,811	7,611
Land, buildings and equipment	1,872	1,863	1,944	2,054
Trading derivatives’ market valuation	13,745	15,547	15,308	16,193
Goodwill	280	280	270	371
Other intangible assets	253	276	284	290
Other assets	6,324	6,227	5,835	6,335

	29,693	31,080	30,452	32,854

	$283,634	$281,451	$285,892	$291,700

Liabilities and shareholders’ equity
Deposits
Personal	$79,464	$78,328	$76,431	$76,783
Business and governments	95,486	89,463	93,541	87,488
Banks	22,691	24,009	22,700	24,947

	197,641	191,800	192,672	189,218

Other
Acceptances	7,219	6,887	6,811	7,611
Obligations related to securities sold under repurchase agreements	22,535	24,144	28,686	35,777
Obligations related to securities sold short	9,527	9,911	9,219	9,141
Trading derivatives’ market valuation	12,645	15,160	14,758	15,871
Other liabilities	13,697	13,810	14,145	14,288
Non-controlling interest in subsidiaries	2,277	2,316	2,326	2,318

	67,900	72,228	75,945	85,006

Subordinated debentures	2,686	2,664	2,661	3,073

Shareholders’ equity
Capital stock
Preferred shares	550	550	800	800
Common shares and contributed surplus	3,187	3,115	3,141	3,064
Retained earnings	12,512	12,144	11,747	10,998
Cumulative foreign currency translation	(842)	(1,050)	(1,074)	(459)

	15,407	14,759	14,614	14,403

	$283,634	$281,451	$285,892	$291,700

The accompanying notes are an integral part of these consolidated financial statements.

Scotiabank Second Quarter Report 2004     13

Consolidated Statement of Changes in Shareholders’ Equity

	For the six months ended
	April 30	April 30
(Unaudited) ($ millions)	2004	2003
Preferred shares
Bank:
Balance at beginning of period	$550	$1,025
Redeemed	(250)	(475)

Balance at end of period	300	550
Scotia Mortgage Investment Corporation	250	250

Total	550	800

Common shares and contributed surplus
Common shares:
Balance at beginning of period	3,140	3,002
Issued	65	78
Purchased for cancellation	(19)	(17)

Balance at end of period	3,186	3,063
Contributed surplus: Fair value of stock options	1	1

Total	3,187	3,064

Retained earnings
Balance at beginning of period	11,747	10,398
Net income	1,490	1,191
Dividends: Preferred	(16)	(32)
Common	(506)	(403)
Purchase of shares and premium on redemption	(203)	(144)
Other	—	(12)

Balance at end of period	12,512	10,998

Cumulative foreign currency translation
Balance at beginning of period	(1,074)	102
Net unrealized foreign exchange translation gains/(losses)(1)	232	(561)

Balance at end of period	(842)	(459)

Total shareholders’ equity at end of period	$15,407	$14,403

(1)	Comprises unrealized foreign exchange translation gains/(losses) on net investments in self-sustaining foreign operations of $562 (April 30, 2003 – $(1,113)) and gains/(losses) from related foreign exchange hedging activities of $(330) (April 30, 2003 – $552).

The accompanying notes are an integral part of these consolidated financial statements.

14     Scotiabank Second Quarter Report 2004

Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the six months ended
Sources and (uses) of cash flows	April 30	April 30	April 30	April 30
(Unaudited) ($ millions)	2004	2003	2004	2003
Cash flows from operating activities
Net income	$786	$596	$1,490	$1,191
Adjustments to net income to determine cash flows	(63)	348	60	679
Net accrued interest receivable and payable	(145)	34	(186)	243
Trading securities	2,496	(3,544)	1,031	(4,650)
Trading derivatives’ market valuation, net	(672)	752	(511)	(78)
Other, net	(980)	802	(1,084)	269

	1,422	(1,012)	800	(2,346)

Cash flows from financing activities
Deposits	3,816	1,705	1,535	808
Obligations related to securities sold under repurchase agreements	(1,826)	9,277	(6,399)	5,570
Obligations related to securities sold short	(453)	4	239	504
Subordinated debenture redemptions/repayments	—	(716)	—	(716)
Capital stock issued	39	48	65	78
Capital stock redeemed/purchased for cancellation	(126)	(325)	(472)	(636)
Cash dividends paid	(259)	(215)	(522)	(435)
Other, net	448	(646)	152	(215)

	1,639	9,132	(5,402)	4,958

Cash flows from investing activities
Interest-bearing deposits with banks	(1,021)	(2,227)	1,169	181
Loans, excluding securitizations	(3,463)	(6,360)	(1,021)	(3,518)
Loan securitizations	909	378	1,876	1,127
Investment securities, net	820	848	3,101	510
Land, buildings and equipment, net of disposals	(51)	(36)	(75)	(56)
Other, net(1)	(59)	(465)	(59)	(465)

	(2,865)	(7,862)	4,991	(2,221)

Effect of exchange rate changes on cash and cash equivalents	18	(51)	35	(81)

Net change in cash and cash equivalents	214	207	424	310
Cash and cash equivalents at beginning of period	1,107	692	897	589

Cash and cash equivalents at end of period	$1,321	$899	$1,321	$899

Represented by:
Cash and non-interest-bearing deposits with banks	$1,417	$1,312
Cheques and other items in transit, net liability	(96)	(413)

Cash and cash equivalents at end of period	$1,321	$899

Cash disbursements made for:
Interest	$1,711	$1,747	$3,437	$3,711
Income taxes	$272	$164	$436	$287

(1)	For the three and six months ended April 30, 2004, includes investment in subsidiaries of $59 (April 30, 2003 – $465).

The accompanying notes are an integral part of these consolidated financial statements.

Scotiabank Second Quarter Report 2004     15

Notes to the Interim Consolidated Financial Statements (Unaudited):

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year-end audited consolidated financial statements, except as discussed in Note 1. Certain comparative amounts have been reclassified to conform with the current period’s presentation.

1.	New accounting policies:

Hedging

Effective November 1, 2003, the Bank adopted a new accounting guideline for hedging relationships, issued by the Canadian Institute of Chartered Accountants (CICA). This guideline establishes certain qualifying conditions for the use of hedge accounting, which are more stringent and formalized than prior standards. Income and expenses on derivative instruments designated and qualifying as hedges under this guideline are recognized in the Consolidated Statement of Income in the same period as the related hedged item. Asset-liability management (non-trading) derivatives that do not qualify for hedge accounting are carried at fair value on the Consolidated Balance Sheet, and subsequent changes in their fair value are recorded in the Consolidated Statement of Income as follows: interest rate-related contracts in net interest income; options used in managing investment securities in net gain on investment securities; and other derivative contracts in other income – other.

The Bank reassessed its hedging relationships as at November 1, 2003, which on transition resulted in an associated unrealized net loss of $44 million. This amount was deferred in other assets in the Consolidated Balance Sheet, and is being recognized in earnings as the original hedged items affect net income. The adoption of this accounting guideline did not have a material impact on the Bank’s results of operations.

Generally accepted accounting principles (GAAP)

Effective November 1, 2003, the Bank, as required, prospectively adopted a new CICA standard for financial reporting. This standard (section 1100) formalizes the Canadian GAAP framework and specifies that industry practice is no longer recognized as a source of GAAP. The changes in accounting policies as a result of adopting this standard did not have a material impact on the Bank’s results of operations and are set out below.

Computer software development costs

Effective November 1, 2003, certain costs incurred for software development are capitalized and amortized over the useful life of the software. Previously, these costs were expensed as incurred.

Common shares

The Bank’s broker-dealer subsidiary, as permitted by Bank Act regulations, trades in the Bank’s shares. Prior to November 1, 2003, these shares were accounted for as trading securities. Effective November 1, 2003, trades in the Bank’s shares are accounted for as capital transactions in shareholders’ equity.

Mortgage prepayment fees

Prior to November 1, 2003, mortgage prepayment fees were deferred by the Bank and amortized over the remaining term of the original mortgage. As at October 31, 2003, deferred mortgage prepayment fees of $75 million were recorded in other liabilities. Effective November 1, 2003, the Bank recognizes mortgage prepayment fees in interest income unless only minor modifications (based on a present value cash flow test) were made to the mortgage, in which case they continue to be deferred and amortized. The majority of these prepayment fees continue to be deferred and amortized.

Other

The Bank continues to evaluate the presentation of certain asset and liability balances on the Consolidated Balance Sheet. The impact of these changes is not expected to be material to the consolidated financial statements.

16     Scotiabank Second Quarter Report 2004

2.	Future accounting changes:

Consolidation of variable interest entities (VIEs)

In March 2004, the CICA issued a draft document amending the VIE accounting guideline, previously issued in June 2003, to harmonize with the December 2003 revisions to the U.S. VIE accounting standard. Under these revisions, the Bank does not expect to consolidate most of the mutual funds it sponsors, nor its personal and corporate trust structures. Apart from this change, the disclosure of the estimated financial statement impact described in Note 2 to the consolidated financial statements for the year ended October 31, 2003, continues to apply. As implementation issues are addressed and revisions to the accounting guideline are made, the estimated impact of this new guideline may change.

Liabilities and equity

In January 2004, the CICA issued a new pronouncement amending the accounting for certain financial instruments, which have the characteristics of both a liability and equity. This pronouncement requires certain contractual obligations that can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments to be presented as liabilities rather than as equity. This change in accounting would be applied retroactively, with restatement of comparative amounts, and is effective for the Bank’s interim financial statements commencing November 1, 2004.

The Bank expects that the $250 million of preferred shares issued by Scotia Mortgage Investment Corporation and $2.0 billion of Scotiabank Trust Securities will be reclassified from shareholders’ equity and non-controlling interest in subsidiaries, respectively, to liabilities. This will not impact the Bank’s capital ratios, as the Superintendent of Financial Institutions Canada has confirmed that these existing securities will remain eligible as Tier 1 capital.

3.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking and Scotia Capital. Results for these operating segments are presented in the Business line income tables on pages 8 to 10.

4.	Significant capital transactions

In the first quarter, the Bank initiated a new normal course issuer bid to purchase up to approximately 5 per cent of the Bank’s then outstanding common shares. The bid will terminate on the earlier of January 5, 2005, or the date the Bank completes its purchases. During the quarter, the Bank purchased 5.0 million common shares at an average cost of $35.04. For the six months ended April 30, 2004, 6.2 million common shares were purchased at an average price of $34.39.

On January 28, 2004, the Bank redeemed $250 million Series 11 Non-cumulative Preferred Shares. These shares were redeemed at a price of $26 per share, which included a premium of $1 per share.

On April 28, 2004, the Bank paid a stock dividend of one common share for each of its issued and outstanding common shares to common shareholders of record at the close of business on April 6, 2004. The effect is the same as a two-for-one stock split of its common shares. Amounts presented in this report relating to the number of common shares, as well as all per share amounts, have been retroactively adjusted.

Scotiabank Second Quarter Report 2004     17

5.	Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The net gain on sale of the mortgages resulting from these securitizations is recognized in securitization revenues in the Consolidated Statement of Income. No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2004	2004	2003	2004	2003
Net cash proceeds	$909	$967	$378	$1,876	$1,127
Retained interest	32	27	11	59	38
Retained servicing liability	(5)	(7)	(2)	(12)	(7)

Total sales consideration	936	987	387	1,923	1,158
Residential mortgages securitized	908	975	382	1,883	1,142

Net gain on sale	$28	$12	$5	$40	$16

6.	Allowance for credit losses

The following table summarizes the change in the allowance for credit losses.

	For the three months ended				For the six months ended
	April 30	January 31		April 30	April 30		April 30
($ millions)	2004	2004		2003	2004		2003
Balance at beginning of period	$3,270	$3,580		$4,085	$3,580		$3,848
Presented with securities	—	(363	)(1)	—	(363	)(1)	—
Write offs	(140)	(177)		(245)	(317)		(322)
Recoveries	33	40		30	73		79
Provision for credit losses	130	170		248	300		573
Other, including foreign exchange adjustment	24	20		(123)	44		(183)

Balance at the end of period(2)(3)	$3,317	$3,270		$3,995 (4)	$3,317		$3,995 (4)

(1)	Effective November 1, 2003, the country risk allowance related to investment securities is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities.

(2)	As at April 30, 2004, $14 (January 31, 2004 – $13; April 30, 2003 – nil) has been recorded in other liabilities.

(3)	Includes the general allowance for credit losses of $1,475 at the end of all the periods presented.

(4)	Includes the country risk allowance related to investment securities of $419, which was deducted from investment securities.

18     Scotiabank Second Quarter Report 2004

Share Capital

(thousands of shares)	April 30, 2004
Preferred shares outstanding:
Series 12	12,000
Class A preferred shares issued by Scotia Mortgage Investment Corporation	250

Series 2000-1 trust securities issued by BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(1)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(1)

Common shares outstanding	1,008,600

Outstanding options granted under the Stock Option Plans to purchase common shares	45,823	(2)

(1)	Reported in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

(2)	Included are 14,776 stock options with tandem SAR features.

Further details are available in Notes 13 and 14 of the October 31, 2003, consolidated financial statements presented in the 2003 Annual Report, and Note 4 on page 17 of this report.

Shareholder & Investor Information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

     For more information on participation in the plan, please contact the Transfer Agent.

Dividend dates for 2004

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 6	January 28
April 6	April 28
July 6	July 28
October 5	October 27

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on Tuesday, June 1, 2004, at 2:30 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-814-3911 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail to investor.relations@scotiabank.com.

Scotiabank Second Quarter Report 2004     19

     A telephone replay of the conference call will be available from June 1, 2004, to June 15, 2004, by calling (416) 640-1917 and entering the identification code 21048185#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza, 44 King Street West,
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:

For other information and for media enquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s Transfer Agent:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-800-564-6253
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Telephone: 1-800-962-4284

Co-Transfer Agent (United Kingdom)
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS99 7NH
United Kingdom
Telephone: +44 870 702 0003
Fax: +44 870 703 6101

For other shareholder enquiries, please contact the Secretary’s Department:

Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-5090
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en version française

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

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